KT Corporate Value-Up Plan

2 2 Disclaimer This presentation has been prepared by KT Corp. (“the Company”) to explain the Corporate Value-Up Plan. All information regarding the Company’s management and financial performance has been prepared in accordance with K-IFRS standards. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. The Company does not guarantee the accuracy or completeness of such forward-looking statements and assumes no obligation to update this document for future developments or new information. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

3 Contents 1 2 3 4 Company Overview Progress & Analysis Target & Action Plan ESG / IR Activities

4 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Name of Company KT Corporation CEO Yoon-Young Park No. of Employees 14,449 (as of ’26.06.30, KT Separate) Industry Telecommunications Date of Incorporation December 10, 1981 Date of KOSPI Listing December 23, 1998 No. of Subsidiaries 78 (Excluding KT) (As of ’25.12.31) Credit Rating A- (S&P), A3 (Moody’s), A (Fitch), AAA(KIS Rating, Korea Ratings,Nice Rating) ESG Rating A+ (KCGS**), AA (Sustinvest) A (Korea ESG Research Institute) 28,244.2 bn KRW *Subsidiaries’ revenue share excludes internal transactions **KCGS: Korea Institute of Corporate Governance and Sustainability Company Overview Business Overview

5 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Total issued shares: 252,021,685 Transparent and independent governance structure led by the Board of directors Shareholder Composition KT Corporate Governance Model Board Composition *ESOP: Employee Stock Ownership Plan

6 Contents 1 2 3 4 Company Overview Progress & Analysis Target & Action Plan ESG / IR Activities

7 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Executing Value-up plan across AX, enhance profitability, asset optimization, and additional shareholder return, 2025 consolidated ROE reached 8.3% excluding one-off gains and costs ① Progress Enhance Profitability Additional Shareholder Return 0.25 0.5 '25 '26 '28(T) (KRW tr) Target Total KRW 1tr AX (AI Transformation) ‘23 ROE 6.1% ‘25 ROE 8.3%* 6.3% 3.1% 8.7% '23 '24 '25 '28(T) 6.7%* Target 9% 7.6% * AI/IT Rev. % ‘23 6.2% ‘256.9% Asset Optimization Consolidated OP Margin ’23 6.3% ‘257.6% Non-core asset Liquidation ’24-’26YTD Profit 85.9bn/ Cash-in 291.8bn Share Buyback/Cancellation ’24-’26YTD500bn buyback In progress '24 '25 '26 6.2% 6.8% 6.9% '23 '24 '25 '28(T) Profit 50.3 Target 3x vs. ‘23 Profit 78.4 Cash-in 100.3 Profit 85.9 Cash-in 269.5 Cash-in 291.8 (‘24~’26 Cumulative, KRW bn)(% of standalone service revenue) ‘28년 ROE 9~10%Target * One-off adjustments : (’24)labor restructuring cost KRW 0.9 tr, (’25)customer appreciation package cost KRW 0.2 tr and NCP PJT. gain KRW 0.6 tr

8 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Sep. Con. KT delivered stable profit growth by enhancing business structure, including AX expansion and streamlining low-profit/non-core businesses ②-1 Financial Performance 0.93 0.33 1.06 0.68 2023 2024 2025 26.2Q 1.19 0.35 1.30 0.70 2023 2024 2025 26.2Q 26.4 26.4 28.2 13.5 2023 2024 2025 26.2Q 27.1* 18.4 18.6 19.3 9.4 2023 2024 2025 26.2Q 1.00* 1.65 0.81 2.47 1.13 2023 2024 2025 26.2Q 1.77* 0.99 0.42 1.84 0.92 2023 2024 2025 26.2Q 1.10* 1.30* 1.53* 2.05* 1.23* 1.52* Revenue Operating Profit Net Profit (KRW tr) (KRW tr) (KRW tr) (KRW tr)(KRW tr) * One-off adjustments : (’24)labor restructuring cost KRW 0.9 tr, (’25)customer appreciation package cost KRW 0.2 tr and NCP PJT. gain KRW 0.6 tr

9 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Market cap up 51% as of Jun. 30, 2026 vs. early 2024, reflecting positive response to the Value-Up Plan; foreign ownership remains at the 49% limit amid strong investor demand ②-2 Market Evaluation Jan. 2024 Jun.2026Jan.2026Jan. 2025 Foreign ownership 43% (Jan. 2. 2024) (Jun. 30, 2026) (Jan. 2, 2024) Foreign ownership limit of 49% reached (Nov. 5, 2024) Appointment of CEO Yoon-Young Park, Declaration of 『AX Platform Company』 Vision (Mar. 31, 2026) KT’s Market Cap. Trends Disclosure of KT’s Value-up Plan (Nov 5, 2024) Inclusion into KRX’s Korea Value-up Index (Dec. 16, 2024) Awarded as an Excellent Value-up company (May. 27, 2025) ※ Stock price (closing) from 2024 to Jun. 30, 2026 : highest KRW 68,900 (Feb. 20, 2026), lowest KRW 33,150 (Jan.16, 2024)

10 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview 6.1% 2.9% 10.2% 6.9%* 0.5 0.7 0.7 8.5 23.0 7.4 ②-3 Valuation Analysis Valuation and profitability continue to improve, but remain undervalued compared to domestic peers ROE remains below domestic peers and KOSPI PER remains discounted vs. domestic peers and KOSPI PBR remains discounted vs. book value Shareholder return ratio remains below domestic peers PER PBR ROE Shareholder Rerun ratio** 2023 2025 2023 2025 2023 2025 2023 2025 9.2* 13.3 23.0 KT Peers KOSPI 7.1%* 8.3% 7.5% KT Peers KOSPI 55%* 84% 48% KT Peers KOSPI 0.6 0.8 1.2 KT Peers KOSPI * 9.6* 9.4* 8.3%* 58.1% 110.3% 48.0% 45.0%* 58.8%* One-off adjustments* * One-off adjustments: (’24) labor restructuring costs KRW 0.9tr, (’25) customer appreciation package costs KRW 0.2tr and NCP PJT gain KRW 0.6tr ** Shareholder return ratio: (Cash dividend, Share buyback/cancellation)/ Consolidated net income attributable to owners of the Parent company ※ Source : Bloomberg Recent 3-year Avg. (FY’23~FY’25) Recent 3-year (FY’23~FY’25)

11 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview ②-4 ROE Analysis ROE –COEAnalysis Value-up Direction ROE remains lower than the COE 자본이익률 ROE 8.3% COE 9% ~ 10% * One-off adjustments: (’21) REITs sales and dividend income KRW 0.4tr, (’22) ‘Seezn’ sales gain KRW 0.2tr, (’24) labor restructuring costs KRW 0.9tr, (’25) customer appreciation package costs KRW 0.2tr and NCP PJT gain KRW 0.6tr COE is estimated at 9–10%, while ROE excluding one-off items stood at 8.3% in 2025. ROE has continued to improve since the announcement of the Value-up plan, but remains below COE Avg. 6.7% COE 9%~10% 7.7% 7.5% 4.1% 5.8% 5.0% 4.5% 6.6%*6.7%* 6.1% 6.9%* 8.3%* 2015 2018 2021 2024 ROE

12 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Engaged with shareholders through NDRs and management/Board-led market engagement ②-5 Shareholder Feedback Shareholder Communications Shareholder Feedback Earnings Release Investor Meeting KT Corp. Day KT Group IR C-level Meeting Strategy Secure Profitability Asset and Capital Optimization

13 Contents 1 2 3 4 Company Overview Progress & Analysis Target & Action Plan ESG / IR Activities

I. Company Overview | II. Progress & Analysis | III. Target & Action Plan | IV. ESG/IR Activities

Value-up Direction

2028 ROE target remains at 9%~10% (ROE > COE);

Among action plans ① update AX strategy, while ② Enhance Profitability, ③ Asset Optimization, and ④ Additional Shareholder Return will continue to be implemented

Value-up Plan

2028 ROE 9~10%

- Action Plan ① AX — AI/IT revenue share up 3x of 2023
- Action Plan ② Enhance Profitability — Consolidated OP Margin 9%+
- Action Plan ③ Asset Optimization — Non-core asset liquidation
- Action Plan ④ Additional Shareholder Return — Share buyback/cancellation KRW 1tr

<Strategy and Shareholder Expectations>

Mid-term Strategy

Transform into an『AX Platform Company』

- Evolve AICT strategy for AX growth
- Expand AX infra : AIDC & subsea cables
- Build AX-driven growth across B2C, B2B & new businesses

Shareholder Expectations

Successfully execute the『Value-up Plan』

- Leverage KT's strengths for AX growth
- Improve core telecom profitability
- Set roadmap for non-core asset monetization
- Expand shareholder returns & clarify capital allocation

2028 ROE 9~10%

- update — Action Plan ① AX — AX revenue up 2x+ of 2025
- continue — Action Plan ② Enhance Profitability — Consolidated OP Margin 9%+
- continue — Action Plan ③ Asset Optimization — Non-core asset liquidation
- continue — Action Plan ④ Additional Shareholder Return — Share buyback/cancellation KRW 1tr

※ AX Revenue = AIDC·Cloud + subsea Cable + AX Services(B2B) Revenue

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15 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Strong Fundamentals Solid Growth Drive solid growth through AX Infrastructure/services based on strong fundamentals cyber security, IT, network① AX Strategy

16 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Target 2x+ up AX revenue of 2025 by 2028, through expanding AI Infra AIDC, Subsea cable and service innovation AX Revenue TargetAX Infra·Service ① AX 2025 AX Service Subsea Cable 25 2028202 AIDC  Cloud 2026 2027 2028 2029 2030 2031 Metropolitan Non-metropolitan 1.15 GW 152 MW* 2026 2027 2028 2029 2030 2031 128 Tbps 38 Tbps AIDC Subsea Cable AX Service Finance sector AX Agentic AI Public sector AX Sovereign AI Manufacturing / healthcare sector AX Physical AI * Excluded DC capacity for cloud business 2x + up

I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

② Enhance Profitability

Enhance profitability by streamlining low-profit/low-growth businesses and reducing costs through AX

Strategy

Streamlining Complete planned items, identifying additional items

Revenue growth

High growth·Low margin **Optimize price and profitability**	High growth·High margin **Strengthen market leadership**
Low growth·Low margin **Review streamlining**	Low growth·High margin **Manage profitability**

OP growth

Cost Reduction Enhance efficiency through AX Integration

Customer Mgmt.
VOC analysis/ CS assistance

Service activation · A/S
Real-time engineer scheduling

Network Operation
AI based equipment control

Consolidated OPM


2028 target
9% +
6.3%
6.7%*
7.6%*
8.4%**
2023
2024
2025
2026(E)
2027(E)
2028(E)

* One-off adjustments : ('24)labor restructuring cost KRW 0.9 tr, ('25)customer appreciation package KRW 0.2 tr and NCP PJT. KRW 0.6 tr
** 1H26 accumulated OPM

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I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

③ Asset Optimization

Liquidate non-core assets for capital allocation, considering purpose and strategic value

Status of Assets

(Unit : KRW tr)



Book value
10.0
Book value
12.3
3.7
1.9
4.4
4.6
3.3
4.4
2024
2Q26

Real estate KRW 4.6tr (KT+kt estate)

- Telco. assets KRW 2.3tr (375 units) — M/V KRW 9.4tr
- Non-telco. assets KRW 2.3 tr(44 units) — M/V KRW 5.7tr

Marketable securities KRW 3.3tr

- Finance KRW 1.1tr, Mobility KRW 1.8tr, AX KRW 0.2tr, etc. KRW 0.2tr

Subsidiaries shares KRW 4.4tr

- Finance KRW 0.6tr, Media/Contents KRW 0.8tr, AX KRW 0.9tr, Real estate KRW 1.1tr Telecommunication KRW 0.8tr, etc. KRW 0.1tr

Strategy



ROE improvement
Restructuring business portfolio centered on AX
Additional Shareholders return
Growth
Capital optimization
Capital allocation
Asset efficiency & Turnover improvement
Accelerate non-core asset optimization

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I. Company Overview | II. Progress & Analysis | III. Target & Action Plan | IV. ESG/IR Activities

④ Capital Allocation

Enhance FCF through stable operating cash flow, AX growth, and non-core asset optimization,
Improve ROE through strategic capital allocation Cash Dividend, Share buyback/cancellation, inorganic investment, etc.



Asset Optimization
AX
FY'26~'28 OCF
CAPEX
(incl. tangible and intangible asset investments)
Shareholder Return
(based on shareholder return policy)
FY'26~'28 Additional Shareholder Return
FY'26~'28 FCF

Capital Allocation Direction

In progress	Share buyback/cancellation (KRW 750bn '26~'28)
Under review	Investments to Improve ROE · Review financial structure, business strategy and synergy

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20 Contents Company Overview1 Progress & Analysis2 Target & Action Plan3 ESG / IR Activities4

21 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview Governance Continue to strengthen governance and enhance the Board’s role in enhancing corporate value Ensuring fairness and transparency in CEO & Independent director appointment process Group-wide compliance and risk management Strengthening Internal Control • Amended the AOI in Mar. 2026 to reflect revised Commercial Act requirements, including expanded directors’ duty of loyalty and increased number of separately elected audit committee members • Periodically review the Value-Up Plan and determine shareholder returns considering cash generation capacity and market expectations • Strengthened committee expertise by establishing Investment Committee in May 2025 to conduct specialized reviews of large-scale capital allocation matters Enhancing board independence and corporate value Enhancing the role of the Board Establish robust governance based on checks and balances Direction Strengthen director nomination processes and the Board’s role Enhance the KT Group compliance system ⋅ Establish and operate an integrated risk management system across KT group ⋅ Identify high-risk compliance areas and strengthen monitoring ⋅ Review and selection of director candidates by the Director Candidate Recommendation Committee, composed entirely of independent directors ⋅ Stricter CEO appointment requirements than required under the Commercial Act* at the AGM *New appointment: Approval by ≥1/4 of total shares issued and ≥3/5 of shares represented * Reappointment: Approval by ≥1/3 of total shares issued and ≥3/5 of shares represented (special resolution) Enhancing Director Appointment Process Launch a 『comprehensive KT governance improvement project』 to enhance long-term corporate value and advance governance

I. Company Overview | II. Progress & Analysis | III. Target & Action Plan | IV. ESG/ IR Activities

Social /Environment Provide a secure and reliable network environment through stronger information security and management; achieve Net Zero by 2050 as a responsible corporate citizen

Social

Enhance Information Security and Network Management

Information Security

- Integrate governance for faster, transparent crisis response in May '26
- Invest KRW 4tr over 3 years in cybersecurity & IT innovation announced Jul. '26
- Establish an always-on Zero Trust prevention and response system
- Strengthen security through external expertise, talent & continuous improvement

Network Management

- Expand Network investment to improve customer experience & competitiveness announced Jul. '26
- Enhance AI-driven network monitoring & proactive incident response
- Advance secure operations through integrated IT/network asset management

Environment

AX-driven Environmental Leadership

2050 Net Zero·RE100


Renewable Energy
Renewable Energy Target
0%
5%
56%
84%
100%
Carbon Emissions
Net Zero
2021
2025
2030(E)
2040(E)
2050(E)

Carbon Neutrality	Decarbonization, Renewable Energy Transition & Energy Efficiency
Climate Management	[Progress] Achieved 5% renewable energy in '25 and established group-wide environmental management framework [Direction] Eliminate financial risks from carbon neutrality, strengthen group-wide climate capabilities & green infrastructure

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23 IV. ESG/ IR ActivitiesIII. Target & Action PlanII. Progress & AnalysisI. Company Overview IR Activities Broaden communication with shareholders and market, and improve investor access through transparent, timely disclosures Events 2024 2025 2026.1 H Shareholders’ meeting(AGM) 1 1 1 Earnings release 4 4 2 IR meetings 303 403 179 KT Corporate Day CEO-led 1 1 - KT Group IR 2 2 2 Domestic disclosures 66 55 40 Overseas disclosures US NYSE, Japan 42 36 23 Capital Market Communication2026 Key IR Activities Date Major Activities March AGM with online broadcast Trust agreement for share buyback 250bn May Mid-term shareholder return policy FY26-28 June CEO NDR July KT Group IR August KT Corporate Day 2026 KT Corporate Value-up Plan IR Comm. Direction Board Mgmt IR Disclosure